Exhibit (13)(hh)

BROOKFIELD INVESTMENT FUNDS

AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 30th day of June, 2023, by and between Brookfield Investment Funds, a Delaware statutory trust (the “Trust”), on behalf of the Center Coast Brookfield Midstream Focus Fund (the “Fund”), and each of the Fund’s classes of shares (each, a “Class”) listed on Appendix A, and the Fund’s investment adviser, Brookfield Public Securities Group LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of the Investment Advisory Agreement between the Fund and the Adviser, dated as of the 2nd day of February, 2018 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Operating Expenses for each Class (as that term is defined in paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust desires to allow the Adviser to implement those limits on behalf of each Class;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Operating Expenses for each Class of the Fund to an annual rate, expressed as a percentage of the average annual net assets of each of the Fund’s respective Classes to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a particular Class of the Fund, as accrued each month, exceeds its Annual Limits, the Adviser will pay to the Fund, on behalf of that Class, on a monthly basis, the excess expense within a reasonable time after being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each Class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, the Adviser’s administration fee detailed in the Administration Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement made in the prior three fiscal years. The Fund agrees to repay the Adviser, out of assets belonging to the Fund, any Fund Operating Expenses in excess of the Annual Limit paid, reimbursed or otherwise absorbed by the Adviser, during the term of this Agreement, provided that the Fund may only make repayments to the Adviser if such repayment does not cause Fund Operating Expenses (after the repayment is taken into account) to exceed both: (1) the Annual Limits in place at the time such amounts were waived; and (2) the Fund’s current Annual Limits.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period through January 28, 2025, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. The Adviser may by notice in writing to the Trust terminate, in whole or in part, its obligation under Section 1 to reduce its fees and bear expenses with respect to the Fund in any period following the date specified in such notice (or change the percentage specified on Appendix A with respect to any Class of shares of the Fund), provided however that this Agreement may not be terminated by the Adviser, nor may it be amended to increase the Annual Limits set forth in Appendix A, prior to January 28, 2025. Thereafter, the Agreement may only be terminated or amended to increase the expense cap as of January 28th of each calendar year, provided that in the case of a termination by the Adviser, the Adviser provide the Board of Trustees with written notice of its intention to terminate the Agreement prior to the expiration of its then current term. This Agreement will automatically terminate, with respect to each Class of the Fund, if the Investment Advisory Agreement of the Fund is terminated, with such termination effective upon the effective date of such Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulation promulgated thereunder.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

BROOKFIELD INVESTMENT FUNDS on behalf of the Fund’s Classes listed on Appendix A		BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Brian F. Hurley	By:	/s/ Brian F. Hurley
Name:	Brian F. Hurley	Name:	Brian F. Hurley
Title:	President	Title:	General Counsel

APPENDIX A

Fund	Operating Expense Limit
Center Coast Brookfield Midstream Focus Fund
Class A	1.46%
Class C	2.21%
Class I	1.21%